

June 13, 2017

VIA ELECTRONIC MAIL

Paula Minella, Esq.
John Hancock Financial Services, Inc.
John Hancock Place
Post Office Box 111
Boston, Massachusetts 02117

> RE: John Hancock Life Insurance Company (U.S.A.):
> John Hancock Life Insurance Company (U.S.A.) Separate Account A
> "Protection Variable Universal Life 2017"
> Initial Registration Statement filed on Form N-6
> File Nos. 333-217721 and 811-04834

Dear Ms. Minella:

The staff reviewed the above-referenced initial registration statement, which the Commission received on May 5. 2017. The registrant requested, and the staff has given the registration statement a selective review. Based on our review, we have the following comments.

Page references unless indicated otherwise are to the pages of the marked courtesy copy of the prospectus provided to the staff, and Item references are to the Item numbers set forth in Form N-6.

GENERAL

1. Please inform the staff whether there are any types of guarantees or support agreements with any third parties in connection with any of John Hancock's obligations under the insurance policy being registered.

2. It appears that the use of "Protection" in the name of the policy is derived from the Death Benefit Protection feature which is supposed to prevent a policy from going into default as stated in the first paragraph on page 26. However, that same paragraph also makes it clear that even with the feature a policy may still go into default (see also first paragraph under "Lapse risk" on page 6).

Therefore, please explain to the staff why the use of the term "Protection" in the name of the policy is not misleading. We may have additional comments.

3.   Use of Defined Terms

Please clearly define terms and then use them consistently throughout the registration statement. For example under "Investment Options" on page 5, the first two sentences describe "investment options" as subaccounts of the Separate Account. Then the fourth sentence refers to "variable investment options" which are then referred to as "investment accounts" in the next sentence. Please also refer to the first sentence under "Table of Investment Options …" on page 15, which refers to "Separate Account Investment option."

The sixth sentence of the paragraph then defines fixed account and investment accounts as "accounts," but in the second bullet point in the next section, "Surrender of the policy," the term "investment options" is used. Should "accounts" be used to refer to both the Separate Account and fixed account?

PROSPECTUS

4.   Summary of Benefits and Risks (page 4)

Please add the last two sentences of the corresponding fuller discussion of withdrawals on page 31 to "Withdrawals" on page 5.

5.   Fee Tables (page 8)

a.   Please confirm the premium tax range provided in the last sentence of the second paragraph of the preamble.

b.   Please make sure that the representative insured person described in footnote 2 to the Periodic Charges table on page 9 is the same as provided in all other applicable footnotes, *i.e.*, should be "male preferred non-smoker."

c.   For Cost of insurance charge on page 11, please round the maximum charge to two decimal places.

d.   In the table of investment options and subadvisers beginning on page 15, please consider retaining disclosure identifying the relevant index tracked by certain index funds including the following:

International Equity Index B,
Mid Cap Index,
Mid Cap Stock,
Small Cap Growth,

Small Cap Index,
Small Cap Value, and
Small Company Value.

6.   Description of John Hancock USA (page 19)

Please provide the address of the depositor. Item 4(a).

7.   The death benefit

a.   The minimum death benefit (page 21)

Please explain the basis for eliminating the guideline premium test as a second option by which an owner can qualify his/her policy as life insurance under Federal law including why it is permissible to do so.

b.   Please retain the subsections: "Tax consequence of coverage changes" and "Ways in which we pay out policy proceeds" and applicable disclosure (revised as appropriate).

8.   Death Benefit Protection (page 26)

a.   Please confirm whether "DBPV" should appear in lieu of "policy value" at the end of the second to last sentence of the first paragraph.

b.   Please provide more details as to how the DBPV is calculated and in doing so please explain in plain English how exactly the Death Benefit Protection feature helps prevent a policy from going into default.

c.   In the second to last paragraph on page 26, please expand the disclosure to explain how each factor may lengthen or shorten the duration of the Death Benefit protection feature.

9.   Persistency Credit (page 28)

a.   Please provide more details as to how the Persistency Credit and Persistency Measure are calculated.

b.   In the last paragraph of this section on page 28, please specify the factors including a brief explanation as to how each factor may impact the value of the Persistency Credit.

10.   On page 30, please disclose whether the DCA and asset allocation balancer programs can be used together.

11. **Surrender and withdrawals – Withdrawals (page 30)**

a. In the second paragraph on page 31, please also briefly explain by example how withdrawals reduce the death benefit under Option 2.

b. In the last paragraph of the subsection on page 31, please expand the disclosure to explain how withdrawals reduce both the Persistency Measure/Credit and the Death Benefit Protection Value and shorten the duration of the Death Benefit Protection feature.

12. **Policy Loans (page 31)**

a. Please explain in plain English what is meant by "projecting" in the first bullet point.

b. Please define the term "Minimum Fixed Account Annual Rate" in the first bullet point.

c. Please revise to explain how the first bullet point relates to the calculation of the "Available Loan Value."

d. In the last paragraph under "Effects of policy loans," please expand on the disclosure to explain how policy loans will impact the Persistency Credit and Death Benefit Protection Value. Alternatively, please provide a cross-reference to those sections that already provide such explanations.

13. **Description of charges at the policy level – surrender charge (page 33)**

a. In the first sentence please add that the surrender charge also applies upon a decrease of Face Amount.

b. The explanation of the calculation of the surrender charge on page 33 is very ambiguous in part due to the lack of disclosure of how the surrender charge is actually calculated and showing the calculations that lead to the values disclosed in the example.

For example:

    i) disclose the "Maximum Percentage of Surrender Charge" and please provide at least a range of such charges (was previously disclosed in full);

    ii) disclose what the "amount calculated" in prong (a) is and how is it calculated;

iii)   disclose the "Surrender Charge Limit Premium" and provide at least a range of such charges; and

iv)   the example on page 34 should be clearer as to how the various values were determined. Please revise accordingly.

14.   Other Policy benefits, rights and limitations (page 36)

a.   At the end of the first sentence under "Healthy Engagement Rider," please add "based upon the insured's ongoing participation in activities that promote a healthy lifestyle" (as it appeared when rider was first added to "Accumulation Variable Universal Life 2014" ("AVUL") in post-effective amendment no. 2 filed on Form N-6 on July 2, 2015, File Nos. 811-4834 and 333-193994).

b.   Please highlight the third sentence in the first paragraph on page 37.

15.   Please highlight the second to last sentence of the second paragraph under "Return of Premium Death Benefit Rider" on page 40.

16.   Under "Delay to challenge coverage" on page 42, please disclose the maximum time limit for the company to challenge a policy's validity.

<u>STATEMENT OF ADDITIONAL INFORMATION</u>

17.   The section "Legal and Regulatory Matters" on page 2 should go into the prospectus. Item 13.

18.   Please disclose the significance of file numbers listed at the end of the "Special purchase programs for eligible classes" on page 4.

19.   Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

/s/ Sonny Oh

Sonny Oh
Senior Counsel
Disclosure Review Office